Exhibit 99.66

Intermap Closes on $12 Million in Financing

Equity Financing Consisted of Bought Deal LIFE Offering and Concurrent Private Placement

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

DENVER, Feb. 20, 2025 — Intermap Technologies Corporation (TSX: IMP) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced the closing of its previously announced “bought deal” LIFE offering and concurrent private placement (together, the “Offerings”). The Company entered into an underwriting and agency agreement with Beacon Securities Limited (“Beacon” or the “Underwriter”) whereby the Company issued a total of (i) 2,957,000 Class “A” common shares of the Company (“Common Shares”) at a price of C$2.25 per Common Share (the “Offering Price”) for aggregate gross proceeds of C$6,653,250 (the “LIFE Offering”), including the full exercise of the Underwriter’s option, pursuant to the “listed issuer financing exemption” under Part 5A.2 of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”); and (ii) 2,047,225 Common Shares at the Offering Price for aggregate gross proceeds of C$4,606,256.25 (the “Concurrent Private Placement”), pursuant to other prospectus exemptions under NI 45-106.

The Company intends to use the aggregate net proceeds of the Offerings for working capital and execution of government contracts. With increased capital, Intermap plans to accelerate its programs and augment its services.

In connection with the Offerings, the Company paid to Beacon cash commissions equal to C$675,570.37 and an advisory fee of C$13,500. The Company also issued Beacon 177,420 non-transferrable compensation options in respect of the LIFE Offering (the “LIFE Offering Options”) and 122,834 non-transferrable compensation options in respect of the Concurrent Private Placement (the “Private Placement Options”, and together with the LIFE Offering Options, the “Compensation Options”). Each Compensation Option entitles the holder thereof to purchase one Common Share from the Company, at US$1.56850 in respect of the LIFE Offering Options and US$1.67306 in respect of the Private Placement Options, on or before February 20, 2027.

The Common Shares sold pursuant to the LIFE Offering will not be subject to a hold period in Canada. The Common Shares sold pursuant to the Concurrent Private Placement are subject to the statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities laws.

The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the 1933 Act and applicable state securities requirements or pursuant to exemptions therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

Intermap Reader Advisory

Certain information provided in this news release, including reference to the availability of proceeds from the Offerings and the intended use of proceeds in the Offerings in connection therewith, constitutes forward-looking statements. The words “will”, “intends”, “expected to”, “subject to” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, the nature of government contracts, including changing political circumstances in the relevant jurisdictions, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form for the year ended December 31, 2023 and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+1 (303) 708-0955

Sean Peasgood Investor Relations

Sean@SophicCapital.com

+1 (647) 260-9266